Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This transcript relates to the proposed merger of Northeast Utilities with NSTAR pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Northeast Utilities on October 18, 2010, and is incorporated by reference into this filing.

TRANSCRIPT

TOM MAY, CEO NSTAR

MEETING WITH NORTHEAST UTILITIES LEADERSHIP GROUP

WEDNESDAY OCTOBER 20, 2010

About Tom May

Good morning. Glad to be down here, and I can’t tell you how delighted I am to be in this role and to be joining all of you in your great Northeast Utilities venture. This is a bit of a home coming for me, and you’ll hear about that in a minute. What I thought I would do today is, rather than talk about the announcement, which our crack staffs have given everybody lots of information about what this is about, what this combination is, what we plan to achieve, and you’ve seen all of that information and of course we are very excited about what will happen as we combine these companies and we are convinced that one plus one is a classic 3 here. We are going to be able to do so much more than we could do if we stood alone as two medium sized companies. I will also tell you that you are the envy of everybody’s eyes. And so, hopefully you feel as good about this as Chuck and I do. But, while our businesses do complement each other incredibly well, which is one of the reasons why we joined together in this venture, I thought today you’d like to know more about me. Who is Tom May, what makes him tick? And so I thought I would tell you a little bit about myself and my management style. And what I expect going forward. And would, as Chuck said, love to answer any questions you have later on.

Who is this guy? Some of you have probably even googled me to see what my professional background is. I was an old bean counter at Coopers and Lybrand and went to work for one of my clients several years ago called Boston Edison and have done pretty well in the business world in Boston. I’m on the Bank of America board, I chair the governance committee there. I’m on the Liberty Mutual board and chair the compensation committee there, so I have a little bit of corporate experience. But what you probably don’t know is I was born in Hartford Hospital just down the street here. I like to believe that I actually developed my work ethic, I was a very poor kid who worked very hard and learned all about work ethic right here on the streets of Hartford. I actually dug graves in a cemetery in the North End. I used to run around the halls of the building across the street, I was a mail boy after school at Travelers Insurance Company. On holidays I would work as a stock boy at G. Fox and Company. And this is an interesting thing – I grew up on Broad Street and went to a little school called the Immaculate Conception School, which has been gone for about 40 years. So, this is an interesting home coming for me and it’s, as I say, an additional thrill to be, to be part of the NU family.

Management Style

Philosophy of management: my management style, I – and I guess your style, that’s one thing where you can’t teach an old dog new tricks, you sort of evolve over many, many years and in my case a couple of decades. And, especially when you have some relatively positive success with a style. You know, you don’t change your golf swing if you’re playing well. So, I would think that, and I like to believe that words like inclusion, employee engagement, collaboration, delegation, communication, are words that would describe my style. But also words like results oriented, focused goals, performance measurement, are also just as apropos. I believe that you need to keep score when you are involved in any campaign and as you know, that’s what we are. We have a campaign for our customers, we have a campaign for our shareholders, and so, I’m a big believer in keeping score. If you were visiting our company you would see we have charts all over the walls. Anything that moves, we measure. And I think that is fun and people like to know – how we stand and what the score is. I often say, who’d go to a baseball game if they just sort of, you know, ran around the bases all day and there was no score board there? It would be pretty boring. So, that is something that we’ll have a lot of fun with. I know I don’t have all the answers. I like to rely on people. I said delegation is one of my big words, but we do like results and we do hold people accountable. That is part of the style. I think everything begins with a vision and a strategy. And all great companies have that and all great companies connect every one of their employees to that strategy.

Focused on Strategy

I think NU has a terrific strategy. And you know it all begins with your transmission business, which is so exciting right now and what is going on, but the key is to have everybody understand what the strategy is, to buy in, and to be able to cascade those strategies down so that everybody in the organization can see how they can contribute. How they can really tie in and be a part of that winning. They want to know that they actually contributed to the victories at the end of the year. And hopefully we’ll be able to do that. As I mentioned, your transmission strategy was one that’s very attractive to us. We do complement each other well and we’ve got some great cash flow to help to invest in your existing projects and hopefully a lot of new ones.

The world is changing. One of the things that Chuck and I, when we started this discussion back 4 months ago, we had been spending a lot of time looking to the future and saying, what’s going on in our industry? And we are on the precipice of some major changes. Everybody – the game is over – everybody believes in global warming, and that we need to do something about that. And so, while we have been having a difficult time in Congress because of the rancor that is going on in Washington at this point in time, there hasn’t been much in the way of an energy policy. But I do believe we do need a national energy policy. I believe it’s silly to have 30 states with their own individual policies, some of which, for example, consider hydro power to be clean and some don’t. We do need a national focus if we are going to move the needle as a nation. With the changes that are happening here regionally, since we are more environmentally active here in New England and in the Northeast than most parts of the country, especially the coal parts of the country, we are going to be seeing and having an opportunity for lots of change. But I think we do need to develop a strategy and a plan around transmission and around renewables where we are part of the solution.

When they deregulated this business 10 years ago in New England, they thought that free markets would take care of all of our energy needs. Then along came this environmental problem and with that the need to bring new forms of generation on line, and we’re seeing that the free markets don’t do that efficiently. So, Chuck and I have very similar thoughts on that and we do believe there is going to be some interesting opportunities for us to step forward and not just deal with the aspirational goals of legislation, but give them an energy plan that actually works. I think Hydro Quebec project is an excellent example of that. This is one that I give Chuck tremendous credit for. I think, though, it was part of my dowry. You know, he sort of gave me 25% and now he’s taking it back. But here is one where we really solved an environmental problem and didn’t hurt the economy.

Circle of Light

But I also believe as you’re looking at strategy that you also have to pay great attention to your core business, and that is the 3.5 million customers that we now serve. They are the foundation upon which everything else is built. It is our core business, it is why we have an opportunity to build transmission lines, and now we have all of the load centers to serve, the major load centers in New England. We serve half the customers now, which is pretty exciting. I think customers want world class service, and I think that together we can provide that. I have a little circle of light that I show my management team and it just simply says that if the customers are happy, the regulators are happy. And if the regulators are happy, our shareholders are happy. And if our share holders are happy, all of you are going to be very happy. So, that is our circle of light, and I hope we’re going to continue to practice that together.

Size Matters

Size does make a difference. I’ve seen this before in many industries, not just our own. When you bring two companies together and you share best practices and you look or efficiencies, there is opportunities, tremendous opportunities to not only improve service but at the same time reduce the cost of providing that service to your customer. And so I do believe that with this merger we are going to have to focus on that, but we’re not going to focus on it until after we get our regulatory approvals in place. But it’s an important part of the scheme and that is to improve the service levels to our customers.

Building a Great Company

In order to be successful, you need to organize yourself to achieve your mission, and Chuck and I have spent a lot of time talking about how we would organize these two great companies. You’ve seen the organization, the top management organization chart, that we have already released. It is unusual in a transaction of this nature that we would have spent as much time as we did to try to get it right, right out of the box. To take and blend the best talents from both companies to create really a world class top management team and I think we have done that. It is exciting and we know and we appreciate, we realize that we really do need the team and talent and the word team is very important in order to execute the strategy and be successful.

We did the easy part. Next we’ll be looking down through the organization and figuring out how to blend and bring and integrate these two companies together. And all of their different business practices and processes. I know it will be stressful on you, I know people are already saying, how does this affect me? Uncertainty is not something that people like. But together I believe that we will integrate that and it will fit very well and it will be the key to our success going forward. Building a great company is what our goal is, and Chuck and I both believe that we have two strong companies. But together we’re going to be even better. But we also know that it takes a lot of work to do that. And so, here is my first ask of all of you. And that is that we’re going to need your help. And hopefully, and I’m sure that you are ready to step up and help us to integrate these companies and bring them together in a ah in a peaceful and happy way. I’ve been involved in tons of mergers and I’ve never seen companies that didn’t think the two companies think that one company was better than the other. It’s a natural thing.

It is good to have pride in your company. But one of the things we have to do in this process is sort of leave pride at the door and accept the fact that some things, one company is going to do better than others and other things the other company is going to do better. And so, we have to keep an open mind and we have to work across the lines. We have to take the best of both and put together and create this great company. And I know you all will do that. We can’t do it, the senior team can’t do it, it’s going to take everybody in this room and all of our, at NSTAR, all of our senior team and management team to kind of work together to get this right. As you know, you probably read business books, lots of mergers fail because they don’t address this correctly. And that is why Chuck and I wanted to be sure that we had the team picked out and ready to go right when we announced this so that there wouldn’t be a lot of movement around or people wondering how we were going to go about this. Many of you are also going to be on transition teams and are going to be helping us to do this. And at the same time, we’re going to be asking you to do your day jobs. And this is when it gets really tough and in effect we’re asking you to do two jobs at the same time. So, I thank you in advance, I know you are going to do a great job of that. But I also know it’s going to be tough and we hope to give you the support that you need during this time frame over the next 9 to 12 months to get us through and get us to day one.

Opportunities Ahead

In conclusion, I’m very excited about this opportunity. It also represents an exciting challenge for all of us and I’m sure we’re going to be up to the job. I hope all of you are also looking forward to it, as I am. And recognize that I’m going to be going up a steep learning curve because you all know NU a lot better than I do. And so I appreciate the fact that I’m going to have to rely on you and expect that you will help us to help me to get up to that learning curve. Very optimistic about the future. Chuck and I have talked about what we can do financially, what we can do to move the needle in energy policy wise. And how that is going to translate into a lot of opportunities for us that we can’t even fathom to guess what those are going to be. We are in an industry that is exciting. It’s an exciting place to be today. And together we have, as I said earlier, you are the envy right now of every utility executive and manager in the Northeast. They were blown away by this announcement, and I’m sure we’re going to make our customers, our share holders, all of our employees in the communities we operate in very proud of us. So, with that, I just thank you again for inviting me down and bringing me back home.

[END OF TAPE]

Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this filing.

Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.